September 1, 2009

Mail Stop 3010

Mr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1, CH 8070
Zurich, Switzerland

> **Re: Credit Suisse Group AG**
> **Form 20-F for the year ended December 31, 2008**
> **Filed March 24, 2009**
> **File No. 001-15244**

Dear Mr. Fassbind:

We have reviewed your response letter dated June 19, 2009 and have the following additional comments. These comments should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Note 30 – Derivatives and hedging activities

1. We note your response to comment 5. Please advise us of your basis for not recognizing credit adjustments for corporate counterparties with credit ratings of AA and higher and for sovereign governments and financial institutions, including Credit Suisse, with credit ratings of BB+ and higher. In addition, please quantify the financial statement impact for 2008, assuming you had incorporated both your own credit risk as well as risk related to all counterparties, regardless of credit rating, into the valuation of your credit derivatives.

2. We note your response to comment 6. Please include this disclosure regarding the breakdown of your credit derivatives between Level 2 and Level 3 of the fair value hierarchy in future filings.

Note 32 – Transfers of financial assets and variable interest entities

Securitizations

3. We note your response to comment 7. We also note that during the six months ended June 30, 2009 you repurchased an additional CHF 973 million of CDO related assets. Please tell us the nature of these repurchases and advise us if your outlook has changed regarding the probability of future potential repurchases of your financial assets. As it appears that there is at least a reasonable possibility of additional repurchase obligations being put to you, please quantify an estimate of the range of this potential obligation in future filings, or state that such an estimate cannot be made.

Note 33 – Financial Instruments

Fair value of financial instruments

4. We note your response to comment 9 and your disclosure in your Core Results – Fair Valuations section of your 2Q09 financial report included in your Form 6-K filed August 6, 2009. You disclose that "transfers to level 2 also continued during the second quarter as observability in credit markets increased." In future filings please also consider expanding your disclosure further by discussing the specific significant inputs that became unobservable or observable for transfers into or out of Level 3, respectively, when applicable.

5. We note your response to comment 10 and your revised presentation in Note 24 of your 2Q09 financial report included in your Form 6-K filed August 6, 2009. Please explain why you believe that this presentation is consistent with the detail level required by paragraph 20(b) of FSP FAS 157-4. If applicable, please provide us with a copy of your proposed future disclosure.

Form 6-K filed August 6, 2009

Exhibit 99

Note 23 – Transfers of financial assets and variable interest entities

6. We note that you lent Alpine USD 8 billion in Q209. We also note that you do not consolidate Alpine since you were not deemed to be the primary beneficiary. Please tell us if you considered your loan to Alpine to be a reconsideration event

under paragraph 15 of FIN 46(R), and if so, the effect that it had on your primary beneficiary analysis.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant